JED OIL INC.
Q2 2006
Quarterly Report to Shareholders
For the Three and Six Months Ended June 30, 2006

JED Oil Inc.
CONSOLIDATED BALANCE SHEETS
(In United States Dollars)
(unaudited)
As at

	June 30,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	8,716,683	4,451,419
Accounts receivable	16,843,680	4,837,054
Prepaid expenses	308,349	341,133
Due from JMG Exploration, Inc. [note 12]	—	401,142
Due from Enterra Energy Trust [note 12]	—	6,205,676
Loan receivable from Enterra Energy Trust [note 12]	—	6,861,054

	25,868,712	23,097,478

Drilling advance [note 2]	4,355,321	4,288,165

Deferred financing costs [note 3]	1,960,727	—

Deferred tax asset [note 4]	4,975,810	—

Property and equipment [note 5]
Oil and gas, on the basis of full cost accounting
Proved properties	90,358,095	54,737,562
Properties not being depleted	7,520,557	1,629,017
Other	451,137	348,613

	98,329,789	56,715,192
Less: Accumulated depletion and depreciation	(16,875,860)	(8,381,422)

	81,453,929	48,333,770

	118,614,499	75,719,413

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	7,013,732	16,799,364
Interest payable on convertible note	—	338,889
Due to JMG Exploration, Inc. [note 12]	1,830,123	—
Accrued capital liabilities	7,068,304	8,125,334
Accrued other liabilities	3,435,577	1,450,081

	19,347,736	26,713,668

Convertible note payable [note 7]	40,090,000	20,000,000

Asset retirement obligations [note 8]	1,774,636	1,401,235

	61,212,372	48,114,903

Convertible preferred shares [note 9]	28,005,165	—

Stockholders’ equity
Share capital [note 10]
Common stock — no par value; unlimited authorized; 14,953,713 shares issued and outstanding at June 30, 2006 and 14,630,256 shares issued and outstanding at December 31, 2005	33,616,246	32,087,197
Additional paid-in capital	1,598,414	1,080,586
Share purchase warrants	27,942	37,506
Accumulated deficit	(7,317,705)	(7,763,390)
Accumulated other comprehensive income	1,472,065	2,162,611

	29,396,962	27,604,510

	118,614,499	75,719,413

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$

Revenue
Petroleum and natural gas	8,638,954	1,994,336	13,276,852	3,773,901
Royalties	(1,920,903)	(175,008)	(2,732,088)	(566,089)

	6,718,051	1,819,328	10,544,764	3,207,812
Interest	—	85,823	64,933	169,808

	6,718,051	1,905,151	10,609,697	3,377,620

Expenses
Production	1,660,375	360,962	2,812,561	535,058
Depletion, depreciation and accretion	6,150,127	713,043	8,504,680	1,437,795
General and administrative	1,360,731	(1,625)	2,293,862	593,603
Amortization of deferred financing costs	104,169	—	104,169	—
Foreign exchange gain	(153,684)	(32,561)	(107,975)	(187,757)
Interest on convertible notes and revolving loan	989,704	—	1,532,525	—

	10,111,422	1,039,819	15,139,822	2,378,699

Net (loss) income before income taxes	(3,393,371)	865,332	(4,530,125)	998,921

Income taxes
Deferred tax recovery [note 4]	(3,861,151)	—	(4,975,810)	—

Net income for the period	467,780	865,332	445,685	998,921

Deficit, beginning of period	(7,785,485)	(8,772,945)	(7,763,390)	(8,906,534)

Deficit, end of period	(7,317,705)	(7,907,613)	(7,317,705)	(7,907,613)

Net income for the period per share
[note 13]
- basic	0.03	0.06	0.03	0.07
- diluted	0.03	0.06	0.03	0.07

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$

OPERATIONS
Net income for the period	467,780	865,332	445,685	998,921
Adjustments to reconcile net loss to cash flows from operating activities:
Foreign exchange gain	(153,684)	(32,561)	(107,975)	(187,757)
Stock-based compensation [note 11]	446,278	161,124	661,200	279,514
Depletion, depreciation and accretion	6,150,127	713,043	8,504,680	1,437,795
Amortization of deferred financing costs	104,169	—	104,169	—
Deferred tax recovery	(3,861,151)	—	(4,975,810)	—
Other changes:
Increase in accounts receivable	(9,689,816)	(1,195,769)	(12,006,626)	(1,301,219)
Decrease (increase) in prepaid expenses	293,456	10,172	32,784	(29,239)
Decrease (increase) in due from Enterra Energy Trust	3,737,951	(1,380,363)	6,205,676	(1,317,418)
Decrease in accounts payable and accrued liabilities	(14,093,885)	(1,274,869)	(9,196,055)	(3,063,244)
Decrease (increase) in due from JMG Exploration, Inc.	1,930,549	121,785	2,231,265	(299,453)

Cash used in operating activities	(14,668,226)	(2,012,106)	(8,101,007)	(3,482,100)

FINANCING
Repayment of revolving loan	(11,413,882)	—	—	—
Deferred financing costs	(2,064,896)	—	(2,064,896)	—
Issue of convertible notes	34,325,000	—	34,325,000	—
Issue of common shares, net of related costs	1,177,909	1,107,706	1,529,049	1,199,381
Issue of convertible preferred shares, net of related costs	14,604,403	—	14,645,125	—

Cash provided by financing activities	36,628,534	1,107,706	48,434,278	1,199,381

INVESTING
Loan to Enterra Energy Trust	—	—	—	(7,945,075)
Repayment of loan by Enterra Energy Trust	—	1,715,743	6,861,054	3,707,775
Additions to property and equipment	(11,662,345)	(3,173,906)	(41,614,597)	(10,487,147)
Decrease in drilling advance	—	—	67,156	—

Cash used in investing activities	(11,662,345)	(1,458,163)	(34,686,387)	(14,724,447)

Effect of foreign exchange on cash and cash equivalent balances	(1,666,617)	(135,813)	(1,381,620)	(195,051)

Net increase (decrease) in cash and cash equivalents	8,631,346	(2,498,376)	4,265,264	(17,202,217)

Cash and cash equivalents, beginning of period	85,337	3,953,166	4,451,419	18,657,007

Cash and cash equivalents, end of period	8,716,683	1,454,790	8,716,683	1,454,790

During the three and six month periods ended June 30, 2006 and 2005, the Company paid $526,675 and $1,541,943 (2005 – $nil) in interest on long-term debt or bank indebtedness respectively. No income or capital taxes were paid for the three and six month periods ended June 30, 2006 and 2005.
The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENT OF CHANGES
IN STOCKHOLDERS’ EQUITY
(In United States Dollars)
(unaudited)
For the six months ended June 30, 2006

	Shares	Amount
		$

Common stock
Balance, December 31, 2005	14,630,256	32,087,197
Shares issued upon exercise on stock options	228,815	364,064
Shares issued upon conversion of note payable	57,142	999,985
Shares issued upon exercise of warrants	37,500	165,000

Balance, June 30, 2006	14,953,713	33,616,246

Additional paid-in capital
Balance, December 31, 2005		1,080,586
Stock-based compensation on issued stock options		809,285
Stock-based compensation of stock options exercised		(291,457)

Balance, June 30, 2006		1,598,414

Share purchase warrants
Balance, December 31, 2005		37,506
Warrants exercised		(9,564)

Balance, June 30, 2006		27,942

Deficit
Balance, December 31, 2005		(7,763,390)
Net income for the period		445,685

Balance, June 30, 2006		(7,317,705)

Accumulated other comprehensive income
Balance, December 31, 2005		2,162,611
Foreign exchange translation adjustment		(690,546)
Balance, June 30, 2006		1,472,065

Total stockholders’ equity		29,396,962

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In United States Dollars)
(unaudited)

	For the three months ended		For the six months ended
	June 30		June 30
	2006	2005	2006	2005
	$	$	$	$

Net income for the period	467,780	865,332	445,685	998,921

Other comprehensive loss
Foreign exchange translation adjustment	(975,543)	(163,693)	(690,546)	(378,986)

Comprehensive loss for the period	(507,763)	(701,639)	(244,861)	(619,935)

Comprehensive loss for the period per share [note 13] basic and diluted	(0.03)	(0.05)	(0.02)	(0.04)

The accompanying notes are an integral part of these interim consolidated financial statements.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
1. NATURE OF OPERATIONS
These interim consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods, on a basis that is consistent with the annual audited consolidated financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2005.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.
The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control. These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.
2. DRILLING ADVANCE
On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party Cdn$5,000,000 for the construction of drilling equipment. In return for the note, the Company will be providing five dedicated drilling rigs for a period of three years. The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full. The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. The drilling rigs are scheduled to be delivered to the Company at various dates in late 2005 and 2006 with the first rig to be delivered on December 1, 2005. At June 30, 2006, the Company had received delivery of the first two rigs.
3. DEFERRED FINANCING COSTS
Debt issuance costs relating to the issuance of the 10% Senior Subordinated Convertible Notes are capitalized and amortized over the life of the notes.
4. DEFERRED TAX ASSET
The provision for income taxes recorded in the interim consolidated financial statements differ from the amount, which would be obtained by applying the statutory income tax rate to the net (loss) income before income taxes as follows:

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006

	For the six months	For the six months
	ended June 30, 2006	ended June 30, 2005

Net (loss) income before income taxes	$(4,530,125)	$998,921
Statutory Canadian corporate tax rate	35.62%	37.62%

Tax expense (recovery)	$(1,613,631)	$375,974
Resource allowance	(253,092)	(171,421)
Non-deductible crown charges	313,138	104,055
ARTC	(40,291)	—
Stock-based compensation	235,519	105,153
Share issuance costs	(500,525)	—
Foreign exchange gain	(38,461)	(70,634)

Anticipated tax recovery	(1,897,343)	(343,127)
Previously unrecognized non-capital loss carryforwards and share and debt issuance costs	(4,975,810)	—

Deferred tax valuation allowance	1,897,343	343,127
Income tax benefit	$4,975,810	$—

The components of the Company’s deferred income tax assets are as follows:

	As at		As at
	June 30, 2006		December 31, 2005
	US	Canada	US	Canada
Resource related tax pools	$nil	$nil	$nil	$2,125,251
Non-capital loss carryforwards	nil	3,794,909	nil	—
Share and debt issuance costs	nil	1,180,901	nil	581,096
Total future tax assets	nil	4,975,810	nil	2,706,347
Valuation allowance	nil	—	nil	(2,706,347)
Deferred tax asset	nil	4,975,810	nil	—

The Company provides a valuation allowance for the amount of deferred tax assets except where it is more likely than not that the asset will be realized.
The Company incurred non-capital losses for income tax purposes for years 2003 to 2005 totaling approximately $11,631,000 which is available for application against future taxable income and will expire in the years 2010 to 2012.
5. PROPERTY AND EQUIPMENT
As at June 30, 2006, unproved property subject to major development in the amount of $7,520,557 (December 31, 2005 — $1,629,017), was excluded from the depletion calculation. During the three and six month periods ended June 30, 2006, approximately $259,000 (2005 — $88,000) and $598,000 (2005 — $27,500) of direct general and administrative costs was capitalized to petroleum and natural gas properties.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
6. REVOLVING LOAN
On March 9, 2006, JED entered into a Cdn$20,000,000 (US$17,000,000) Revolving Loan Facility with a Canadian commercial lending institution. The facility bears interest at Canadian prime lending rate plus 0.25% and is repayable on demand. At March 31, 2006, the Company had drawn Cdn$13,320,000 (US$11,413,882) from the facility.
As of June 30, 2006 the Company was in compliance with its debt covenants.
During the second quarter of 2006, the Company’s Revolving Loan Facility has been increased to Cdn$23,500,00 (US$ 20,000,000) under the same terms as the original agreement. At June 30, 2006, no amount had been drawn against the Revolving Loan Facility.
7. CONVERTIBLE NOTE PAYABLE
On May 24, 2006, the Company entered into a $5,765,000 10% Senior Subordinated Convertible Note Purchase Agreement with a qualified limited partnership investor. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holder’s option into 360,313 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.
On June 1, 2006, the Company entered into a $34,325,000 10% Senior Subordinated Convertible Note Purchase Agreement with multiple investors through a private placement. The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on June 30, 2006. The note is convertible at the holders’ option into 2,145,313 common shares of the Company at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the note for cash equal to 120% of the remaining note principal. The note matures on February 1, 2008.
When convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instrument is first allocated to the fair value of all the bifurcated derivate instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivate instrument liabilities at their fair value. Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.
The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.
The carrying value of the combined 10% Senior Subordinated Convertible Notes at June 30, 2006 reflects the $40,090,000 face value of the notes. It was determined that the fair value of the embedded derivative instruments within both host contracts were $nil at May 24, 2006, June 1, 2006, and at June 30, 2006.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
8. ASSET RETIREMENT OBLIGATIONS
As at June 30, 2006, the estimated present value of the Company’s asset retirement obligation was $1,774,636 based on an estimated fair value of $2,881,790, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend up to 20 years into the future.
The following table describes the changes to the Company’s asset retirement obligations liability:

$

Asset retirement obligation, December 31, 2005	1,401,235
Liabilities incurred	314,166
Accretion expense	59,235

Asset retirement obligation, June 30, 2006	1,774,636

9. CONVERTIBLE PREFERRED SHARES
On May 24, 2006 and June 12, 2006, the Company issued $13,235,000 and $15,675,000, respectively, in Convertible Preferred Shares. The preferred shares pay dividends at a rate of 10% per annum payable in quarterly payments commencing on September 30, 2006. Payments shall be made on the fifteenth day of the month following the end of each such calendar quarter. The holders have the option of receiving the dividend in cash or in whole common shares valued at the trailing average fifteen day weighted average closing price immediately preceding the last day of such quarter. The preferred shares are convertible at the holder’s option into 827,188 and 979,688 common shares of the Company, respectively, at a value of $16 per share. Upon a situation where the Company has undergone a change of control, the holder can redeem the shares for cash equal to 120% of the remaining principal balance of the preferred shares. The preferred shares are to be redeemed by the Company on February 1, 2008.
When convertible equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instrument is first allocated to the fair value of all the bifurcated derivate instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.
To the extent that the fair values of any bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivate instrument liabilities at their fair value. Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income.
The discount from the face value of the convertible equity instrument is amortized over the life of the instrument through periodic charges to income, using the effective interest method.
The carrying value of the combined Convertible Preferred Shares at June 30, 2006 reflects the $28,910,000 face value of the equity instruments less share issuance costs. It was determined that the fair value of the embedded derivative instruments within both host contracts were $nil at May 24, 2006, June 12, 2006 and at June 30, 2006.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
10. SHARE CAPITAL
Common stock

		Amount
	Shares	$

Balance as at December 31, 2005	14,630,256	32,087,197
Issued upon exercise of stock options	228,815	364,064
Issued upon conversion of note payable	57,142	999,985
Issued upon exercise of warrants	37,500	165,000

Balance as at June 30, 2006	14,953,713	33,616,246

Additional paid-in capital

Amount
$

Balance as at December 31, 2005	1,080,586
Stock-based compensation on issued stock options	809,285
Stock-based compensation of stock options exercised	(291,457)

Balance as at June 30, 2006	1,598,414

Stock options
The following summarizes information concerning outstanding and exercisable stock options as of June 30, 2006:

		Weighted
		average
	Number of	exercise price
	options	$

Outstanding as at December 31, 2005	1,291,251	8.49
Granted	130,000	15.04
Cancelled	(151,246)	7.65
Exercised	(228,815)	5.26

Options outstanding as at June 30, 2006	1,041,190	10.14

Exercisable as at June 30, 2006	381,190	8.44

	Stock Options Outstanding as of			Stock Options exercisable
	June 30, 2006			at June 30, 2006
		Weighted	Weighted		Weighted
		average	average		average
		exercise	remaining		exercise
	Outstanding	price	contractual	Options	price
Range of exercise prices	options	$	life (years)	exercisable	$

$3.67 – $8.39	462,500	5.18	2.8	220,000	4.21
$9.57 — $17.96	448,690	13.48	3.9	116,190	13.52
$13.34 – $16.00	130,000	15.04	4.8	45,000	16.00

	1,041,190	10.14	3.5	381,190	8.44

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
The 130,000 stock options granted during in the six month period ended June 30, 2006 vest over a three-year period and expire at various dates in 2011.
During the six month period ended June 30, 2006, 37,500 share purchase warrants were converted into an equal number of common shares of the Company. Furthermore, the agent that assisted with the $50 million private placement received 156,250 warrants exerciseable at $16/common share. At June 30, 2006, there are 274,750 share purchase warrants outstanding.
11. STOCK-BASED COMPENSATION
The fair value of common share options granted during the three and six month periods ended June 30, 2006 is estimated to be $448,504 (2005 — $244,366) and $590,168 (2005 — $979,201), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	For the three months ended		For the six-months ended
	June 30		June 30
	2006	2005	2006	2005

Risk-free interest rate (%)	3.82	4.43	4.06	4.25
Expected life (years)	4.0	5.0	4.0	5.0
Expected volatility (%)	50%	33%	50%	25%
Expected dividend yield (%)	nil	nil	nil	nil
Fair value of option ($/share)	$6.89	$6.03	$6.49	$4.84

The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the three and six month periods ended June 30, 2006, stock-based compensation expense of $446,278 (2005 — $161,124) and $661,200 (2005 — $279,514), respectively, was included in the interim consolidated statement of operations.
During the fourth quarter of 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123-R, a revision to SFAS No. 123, which requires all companies to expense stock-based compensation. The rule is effective for the first interim period that begins after June 15, 2005. The Company early adopted this statement in 2004 electing to transition under the “Modified Retrospective Approach” as allowed under SFAS No. 123-R. Under this approach, the Company is required to expense all options and stock-based compensation that vested in the year of adoption based on the fair value of the stock compensation determined at the date of grant.
12. RELATED PARTY TRANSACTIONS
Enterra Energy Trust
Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties). Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. The total outstanding from Enterra at December 31, 2005 under this agreement was $6,205,676. Effective January 1, 2006, the Technical Services Agreement with Enterra and JMG was terminated by all parties.
As at March 31, 2006, Enterra and JED are no longer related parties. Neither party have an equity interest in the other entity. Both parties have separate board of directors, management, and employees.
At December 31, 2005, Enterra owed JED $6,861,054 by way of a loan receivable. This amount was collected by JED in the six month period ended June 30, 2006.
JMG Exploration, Inc
In August 2004, the Company acquired 250,000 common shares of JMG Exploration, Inc (“JMG”), a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000. In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors. The Company’s investment in JMG is being accounted for using the equity method. At December 31, 2004, the Company owned 100% of the common shares of JMG and was required to include 100% of the equity loss of JMG for the period then ended. As the loss incurred by JMG for the period ended December 31, 2004 exceeded JED’s net investment, the Company reduced its net investment to zero. However, as JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the
JMG investment has been recorded.
At June 30, 2006, JED owed $1,830,123 to JMG for reimbursement of drilling costs.
13. INCOME PER SHARE
The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.” Under SFAS No. 128, basic per common share amounts are computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities. Diluted per common share amounts are computed by dividing net income by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents. For the three and six month periods ended June 30, 2006 the basic weighted average number of common shares outstanding were 15,452,402 (2005 – 14,401,884) and 15,067,123 (2005 — 14,335,806), respectively. For the three and six month periods ended June 30, 2006, the diluted weighted average number of common shares outstanding were 16,111,007 (2005 – 14,827,739) and 15,596,432 (2005 – 14,756,088).

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
14. COMMITMENTS
In conjunction with the Drilling Advance outlined in Note 3, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years. The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract. The following outlines the Company’s estimated commitments over the life of the contracts:
Estimated minimum lease payments:

2006	$12,719,178
2007	$18,750,000
2008	$18,750,000
2009	$4,171,233
15. SUBSEQUENT EVENTS
On February 27, 2006, JED and JMG announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED. The proposal would offer two-thirds of a share of common stock of JED for each share of common stock of JMG. This exchange ratio is based on the “market to market” recent trading prices of JED and JMG stock and the transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED. Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED. It is anticipated that all of the outstanding common shares, warrants and options of JMG will be converted at the above-mentioned exchange rate. The JMG Board of Directors has extended the JMG warrants that were to expire in August and December of 2006 to January 15, 2007.
Subsequent to June 30, 2006, JED and Enterra signed a proposal to swap interests in Western Canadian oil and gas properties. JED will concentrate its working interest in Ferrier by transferring non-core assets to Enterra. JED will operate its wells and facilities in the Ferrier area. As part of the proposal, JED and Enterra will terminate the existing Agreement of Business Principles. The transaction is expected to be made effective July 1, 2006.
16. SEGMENT DISCLOSURE
JED recently commenced major development activities in the states of North Dakota and Wyoming of the United States. As at June 30, 2006, revenues and operating income generated from this cost centre do not represent a material part of the Company’s operations. Thus, the Company has not provided segmented disclosure by geographic region.
17. COMPARATIVE FIGURES
Certain of the prior period amounts have been reclassified to conform with the presentation adopted in the current period.

JED Oil Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(In United States Dollars)
(unaudited)
June 30, 2006
18. NEW ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.